April 10, 2008
BY OVERNIGHT MAIL AND BY EDGAR
Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7020
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	E. I. du Pont de Nemours and Company
Form 10-K for the Fiscal Year Ended December 31, 2007
Definitive Proxy Statement on Schedule 14A filed March 20, 2008
File No. 001-00815
Dear Mr. Hartz:
     Below are DuPont’s responses (the “Responses”) to the comments (the “Comments”) set forth in the letter of April 1, 2008 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Comment Letter.”)
     For the convenience of the Staff, DuPont has restated each of the Comments in the Comment Letter and numbered each of the Responses to correspond to the numbers of the Comments in the Comment Letter.
Form 10-K for the Fiscal Year Ended December 31, 2007
Risk Factors, page 7
1.	We note these statements: “However, the risks and uncertainties the company faces are not limited to those discussed below. Additional risks and uncertainties not presently known to the company or that the company currently believes to be immaterial also could affect its businesses.” Since DuPont is required to disclose all risks that it believes are material, remove from future filings this language. Note that if DuPont wishes to use cautionary language, the appropriate section for cautionary language is a forward-looking statements section and not the risk factors section.

DuPont will remove this language from the risk factors section in future filings.
Exhibit Index
2.	Include in future filings an exhibit index immediately before the exhibits files with the Form 10-K as required by Rule 102(d) of Regulation S-T.

DuPont will include an exhibit index immediately before the exhibits files in future filings of the Form 10-K.

Definitive Proxy Statement on Schedule 14A filed March 20, 2008
Election of Directors, page 15
3.	Describe briefly in future filings the business experience during the past five years of each nominee. Other than the year in which a nominee became a director, the disclosure as drafted does not indicate when any of the listed business experience began or ended. See Item 401(e)(1) of Regulation S-K.

DuPont included in its 2008 Proxy Statement a description of each nominee’s business experience during the past five years and will reflect the relevant time periods in future filings.
Annual Short-Term Incentives, page 23; STIP Changes for 2008, page 24
4.	We note your disclosure that individual performance is weighted as “N/A” but appears to take into account certain qualitative assessments. In future filings, please clearly explain how individual performance impacts your compensation decisions. Provide specific examples, if material.

Individual performance was shown as “N/A” because it was not a component of the underlying formula used to determine 2007 STIP payouts. Instead, an employee’s Individual Performance Factor (“IPF”) operated as a multiplier that was applied to the average of the corporate and business unit performance results to calculate his/her overall payout factor. For 2008, the Compensation Committee determined that an “additive approach,” in which the IPF was not used as a multiplier, but rather included in the formula and weighted at 20%, would create a stronger link between pay and corporate/business unit financial performance and would encourage greater teamwork and cooperation within businesses. This approach will be reflected in future filings.

5.	Disclosures indicate that the measure of earnings per share or EPS used for calculation of STIP awards excludes significant items. Specify in future filings the significant items excluded from the measure of EPS.

In future filings, DuPont will specify the significant items excluded from the measure of EPS used for the calculation of STIP awards.
* * *

DuPont acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned at (302) 774-1000 should you require further information or have any questions.

Very truly yours,
/s/ Jeffrey L. Keefer
Jeffrey L. Keefer Executive Vice President and Chief Financial Officer E. I. du Pont de Nemours and Company 1007 Market Street Wilmington, Delaware 19898 Telephone: (302) 774-1000 Fax: (302) 774-7869